UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________to_________

Commission file number 1-09328

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

ECOLAB PUERTO RICO SAVINGS PLAN

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ECOLAB INC.

370 Wabasha Street North

Saint Paul, Minnesota  55102-1390

Ecolab Puerto Rico Savings Plan

REPORT ON AUDITS OF FINANCIAL STATEMENTS

as of December 31, 2015 and 2014

and

for the year ended December 31, 2015

AND SUPPLEMENTAL SCHEDULES

as of and for the year ended December 31, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Trustees

Ecolab Puerto Rico Savings Plan

We have audited the accompanying statements of net assets available for benefits of Ecolab Puerto Rico Savings Plan (the “Plan”) as of December 31, 2015 and 2014 and the related statement of changes in net assets available for benefits for the year ended December 31, 2015.  These financial statements are the responsibility of the Plan’s Management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year then ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information included in Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2015 and Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2015, has been subjected to the auditing procedures performed in conjunction with the Plan’s financial statements.  The supplemental information is the responsibility of the Plan's management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA.  In our opinion, the information is fairly stated in all material respects, in relation to the financial statements as a whole.

/s/ Olsen Thielen & Co., Ltd.

St. Paul, Minnesota
June 24, 2016

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31 (in thousands)	2015	2014

ASSETS

Investments, at fair value
Ecolab Inc. common stock	$4,863	$4,781
Registered investment companies	3,047	3,081
Total investments	7,910	7,862

Receivables
Notes receivable from participants	399	356
Dividends and interest receivable	15	15
Employer contributions receivable	4	6
Total receivables	418	377

Total assets	8,328	8,239

LIABILITIES

Excess contributions payable	(3)	(3)

Net assets available for benefits	$8,325	$8,236

The accompanying notes are an integral part of the financial statements.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31 (in thousands)	2015

Investment results
Net appreciation in fair value of investments	$327
Dividends and interest	154
Total investment results	481

Interest income on notes receivable from participants	14

Contributions
Participants	312
Employer	155
Total contributions	467

Deductions
Distributions to participants	(870)
Plan expenses	(3)
Total deductions	(873)

Net increase	89

Net assets available for benefits
Beginning of year	8,236
End of year	$8,325

The accompanying notes are an integral part of the financial statements

Notes to financial statements

1. Description of Plan

The following brief description of the Ecolab Puerto Rico Savings Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for more complete information regarding the Plan's definitions, benefits, eligibility and other matters.

The Plan is sponsored by Ecolab Inc. (“Ecolab”) for the benefit of certain individuals employed by Ecolab’s wholly owned subsidiary, Ecolab Manufacturing Inc. (the “Company”), and is subject to income taxation under Puerto Rico laws.

General and Eligibility

The Plan is a contributory qualified defined contribution plan available to certain employees of the Company in Puerto Rico. Employees who are employed by the Company and who are subject to income taxation under the laws of Puerto Rico may participate in the Plan as of the first day of the month on or after their date of hire, provided they are not subject to a collective bargaining agreement which does not provide for their participation in the Plan. Employee participation in the Plan is voluntary.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Puerto Rico tax code (“the Code”). The Plan and trust are located and qualified only in Puerto Rico.

Contributions

Contributions are made to the Plan as pre-tax savings contributions and employer matching contributions.

Pre-tax savings contributions are contributions made by the Company on behalf of participants who have agreed to have their taxable compensation reduced. Participants may reduce their compensation (subject to a Puerto Rico statutory annual maximum of $15,000 for 2015) for the purpose of making pre-tax savings contributions to the Plan.

Participants who have attained age 50 or above are allowed to make additional catch-up contributions in accordance with Puerto Rico laws (up to $1,500 in 2015).

Participant contributions of up to 3% of eligible compensation are matched 100% by the Company and participant contributions over 3% and up to 5% of eligible compensation are matched 50% by the Company. The Plan also allows additional employer matching contributions to true-up the employer match. This true-up ensures all participants receive their full annualized employer match.

The levels of contributions made by or on behalf of participants who are highly compensated, as defined in the Code, are subject to limitations under the Code.

Vesting

Participants are fully vested in their accounts at all times.

Plan Benefits

As participants are fully vested at all times, benefits to participants are equal to their account balances.  Upon retirement, death, disability or separation from service, a distribution may be made to the participant or beneficiary equal to the participant's account balance. Employees may be eligible to withdraw part or all of their account balance upon attainment of age 59 1/2. Loans and in-service withdrawals for hardships are also available. A participant distribution or withdrawal from the Plan generally is subject to taxation under the tax rules applicable to Puerto Rico residents.

Notes Receivable from Participants

Active participants (and beneficiaries who are parties in interest as defined by ERISA) are permitted to borrow from their accounts.  The total amount of a participant's note may not exceed the lesser of (a) $50,000 minus the participant's highest outstanding note balance for the previous twelve-month period, or (b) 50% of the participant's interest in his or her account. When a note is granted, the appropriate account balances are reduced and a separate note account is created.  Note payments, together with interest at a market rate determined by the Plan Administrator, are repaid generally over 5 years unless the note is for the purchase of a principal residence, in which case the term can be up to 10 years.  Notes receivable from participants at December 31, 2015 had interest rates ranging from 3.25% to 4.25% and are due at various dates through November 2020. A participant can have no more than two notes outstanding at any time. Notes receivable from participants are collateralized by the borrower’s account balance and are repaid through ratable payroll deductions.

Participant Accounts and Allocation

Banco Popular de Puerto Rico (“Banco Popular” or “trustee”) provides investment management, recordkeeping and trustee services for the Plan directly or indirectly through one or more of its subsidiaries.  The trust agreement authorizes services to be performed by the trustee, its agents or affiliates.

Each participant's account is credited with the participant's contributions, the employer matching contributions and investment income thereon, net of Plan expenses. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

All participant contributions made under the Plan are paid to and invested by Banco Popular in one or more of the available investment options as directed by the participants.

Participants are allowed to allocate their entire account balance in any combination of the available investment options.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and Ecolab has the right to terminate the Plan subject to the provisions of ERISA.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Banco Popular holds the Plan’s assets and executes transactions therein based upon instructions received from the Plan Administrator, Ecolab and the participants of the Plan.  The Plan’s investments are stated at fair value. Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Interest income is recorded as earned on an accrual basis and dividend income is recorded on the ex-dividend date.  Purchases and sales of securities and realized gains and losses related to sales of investments are recorded on a trade-date basis. Unrealized gains and losses are recorded based on the fair values as of the reporting date.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balances plus any accrued interest. Interest income is recorded on the accrual basis.  Related fees are recorded as administrative expenses and are expensed when they are incurred.  No allowance for credit losses has been recorded as of December 31, 2015 or 2014.  If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Notes receivable from participants have been classified as an investment asset for Form 5500 reporting purposes and, accordingly, have been included as an investment in supplemental schedule, Schedule H, line 4i – Schedule of Assets (Held at End of Year).

Contributions

Participant pre-tax contributions are recorded in the period the employer makes the payroll deductions. Employer matching contributions are recorded based on participant contributions in the same period.

Risks and Uncertainties

The Plan provides for a range of investment options in various combinations of investment funds.  Investments are exposed to a number of risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, including Ecolab Inc. common stock, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the 2015 statement of net assets available for benefits.

Concentration of Market Risk

At both December 31, 2015 and 2014, approximately 58% of the Plan’s net assets were invested in the common stock of Ecolab. The underlying value of Ecolab Inc. common stock is dependent on the performance of Ecolab and the market’s evaluation of such performance.

Distributions to Participants

Distributions to participants are recorded when paid.

Plan Expenses

The Company pays a portion of the administrative expenses of the Plan, which are excluded from these financial statements, and a portion is paid by Plan participants within the Plan. Certain asset management and administrative fees of the Plan are charged against the Plan’s investment results.

New Accounting Pronouncements

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965)-(I) Fully Benefit-Responsive Investment Contracts, (II) Plan Investment Disclosures, and (III) Measurement Date Practical Expedient (consensuses of the FASB Emerging Issues Task Force). The purpose of this update is to simplify plan accounting.

•

The amendments in part I of this update designate contract value as the only required measure for direct investments in fully benefit-responsive investment contracts.  Fully benefit-responsive investment contracts will be presented at contract value; accordingly, there will no longer be an adjustment from fair value to contract value on the statement of net assets available for benefits.

•

The amendments in part II of this update eliminate the requirements for plans to disclose (1) individual investments that represent 5 percent or more of net assets available for benefits and (2) the net appreciation or depreciation for investments by general type for both participant-directed investments and nonparticipant-directed investments. The net appreciation or depreciation in investments for the period is still required to be presented in the aggregate. In addition, if an investment is measured using the net asset value per share (or its equivalent) practical expedient in Topic 820 and that investment is in a fund that files a U.S. Department of Labor Form 5500, Annual Return/Report of Employee Benefit Plan, as a direct filing entity, disclosure of that investment's strategy is no longer be required.

•

The amendments in part III of this update reduce complexity in employee benefit plan accounting by providing a practical expedient that permits plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan's fiscal year-end, when the fiscal period does not coincide with month-end.

The update may be adopted in whole or by part (I, II and III), as applicable. The amendments in this update are effective for fiscal years beginning after December 15, 2015. Early adoption is permitted. Upon adoption, the amendments in parts I and II shall be applied retrospectively to all periods presented; the amendments in part III shall be applied prospectively. Parts I and III are not applicable to the plan. The plan adopted Part II of this update during plan year 2015.

Subsequent Events

The Plan Administrator has evaluated subsequent events through the date and time the financial statements were issued.

3. Fair Value Measurements

Accounting guidance establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under accounting guidance are described below:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. If the asset or liability has a specific (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3 - Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for investments measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Registered investment companies and Ecolab Inc. common stock: Investments in registered investment companies are recorded at the underlying net asset value per unit, which approximates fair value based on the publicly quoted market price of these funds. Investments in Ecolab Inc. common stock are recorded at fair value based on the quoted market price of Ecolab's common stock on the New York Stock Exchange.

The Plan reviews the fair value hierarchy classification on an annual basis. Changes in the ability to observe valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy. The Plan’s policy is to recognize transfers into and out of levels within the fair value hierarchy at the end of the fiscal year in which the actual event or change in circumstances that caused the transfer occurs. There were no transfers between Levels during the years ended December 31, 2015 and 2014. When a determination is made to classify an asset or liability within Level 3, the determination is based upon the significance of the unobservable inputs to the overall fair value measurement. At December 31, 2015 and 2014, the Plan did not have any assets or liabilities classified within Level 2 or Level 3.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables represent the Plan’s fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2015 and 2014:

(in thousands)	As of December 31, 2015
	Total	Level 1	Level 2	Level 3
Ecolab Inc. common stock	$4,863	$4,863	$-	$-
Registered investment companies	3,047	3,047
Investments at fair value	$7,910	$7,910	$-	$-

(in thousands)	As of December 31, 2014
	Total	Level 1	Level 2	Level 3
Ecolab Inc. common stock	$4,781	$4,781	$-	$-
Registered investment companies	3,081	3,081
Investments at fair value	$7,862	$7,862	$-	$-

4. Tax Status

The Plan constitutes a qualified plan and trust under the Puerto Rico tax code. The Plan is maintained as a foreign trust covering only individuals subject to taxation under the Puerto Rico tax code and therefore no provision for United States federal income taxes has been included in the Plan's financial statements.

A favorable determination letter, dated May 22, 2012, was received from the Puerto Rico Treasury Department on the form of the Banco Popular Master Defined Contribution Retirement Plan adoption agreement and master plan, upon which the Plan is maintained. The Plan also received an individual determination letter from the Puerto Rico Treasury Department dated July 9, 2013. The Plan Administrator believes the Plan is currently designed and being operated in accordance with Section 1165(a) of the Puerto Rico Internal Revenue Code and is, therefore, exempt from Puerto Rico income taxes. As such, no provision for Puerto Rico income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Puerto Rico tax authority. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5. Related Party and Party-In-Interest Transactions

The trustee is authorized under contract provisions, or by ERISA regulations providing an administrative or statutory exemption, to invest in funds under its control and in securities of Ecolab.

Participant contributions and employer matching contributions are invested in one or more of the investment fund options offered under the Plan, including Ecolab Inc. common stock.

During 2015, the Plan invested in Ecolab Inc. common stock. The Plan held 42,516 and 45,744 shares at December 31, 2015 and 2014, respectively. During the year ended December 31, 2015, purchases and sales of shares by the Plan totaled approximately $261,000 and $619,000, respectively.

SUPPLEMENTAL SCHEDULES

SCHEDULE H, LINE 4a – SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

Year ended December 31, 2015

EIN 41-0231510

Plan Number: 005

(in whole dollars)

Participant Contributions
Transferred	Total that Constitute Nonexempt
Late to Plan	Prohibited Transactions
Check here if Late				Total Fully
Participant Loan		Contributions	Contributions	Corrected Under
Repayments are	Contributions Not	Corrected Outside of	Pending Correction	VFCP and PTE
included: X	Corrected	VFCP	in VFCP	2002-51

2015: $ 19		$ 19

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

as of December 31, 2015

EIN 41-0231510

Plan Number: 005

(in thousands, except units)
	(b)
(a)	Description of Investment,		(d)
Identity of Issue, or Similar Party	Including Maturity Date, Rate of Interest,	(c)	Current
Borrower, Lessor	Collateral Par or Maturity Value	Units	Value

Registered investment companies
Spartan 500 Index Fund Investor Class	Mutual Fund	13,079 units	$939
Fidelity Money Market Trust Retirement	Money Market	462,205 units	462
Vanguard Target Retirement 2025 Fund	Mutual Fund	19,446 units	304
Spartan US Bond Index Fund	Mutual Fund	22,691 units	261
Dodge & Cox International Stock Fund	Mutual Fund	4,800 units	175
Harbor Capital Appreciation Fund	Mutual Fund	2,417 units	147
Dodge & Cox Stock Fund	Mutual Fund	813 units	132
Vanguard Target Retirement 2035 Fund	Mutual Fund	6,544 units	110
Vanguard Target Retirement 2040 Fund	Mutual Fund	3,460 units	98
Vanguard Target Retirement 2030 Fund	Mutual Fund	3,493 units	97
Vanguard Target Retirement 2045 Fund	Mutual Fund	4,518 units	80
CRM Small/Mid Cap Value Fund	Mutual Fund	5,646 units	70
Vanguard Extended Market Index Fund	Mutual Fund	411 units	65
Vanguard Target Retirement 2050 Fund	Mutual Fund	1,540 units	44
Vanguard Target Retirement 2020 Fund	Mutual Fund	1,189 units	32
Vanguard Target Retirement 2010 Fund	Mutual Fund	539 units	14
Janus Triton Fund	Mutual Fund	508 units	11
Vanguard Target Retirement 2015 Fund	Mutual Fund	292 units	4
Banco Popular Time Deposit Open Account (*)	Money Market	1,678 units	2
Total registered investment companies			3,047

Ecolab Inc. common stock (*)	Common Stock	42,516 shares	4,863

Notes Receivable from Participants (*)	Participant notes due on various
	dates through November 2020 (stated
	interest rates ranging from 3.25% to 4.25%)		399

			$8,309
(*) Party-in-interest

EXHIBITS

The following documents are filed as exhibits to this Report:

Exhibit No.	Document

(23)	Consent of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ecolab Puerto Rico Savings Plan

Date:	June 24, 2016	By:	/s/ Suzanne M. Hanson
Suzanne M. Hanson,
Vice President, Global Benefits,
Human Resources
Ecolab Inc.
(Plan Administrator)